6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  May 02, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                             Form 20-F X Form 40-F


   Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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May 1, 2006
P 237/06e

Michael Grabicki
Phone:     +49 621 60-99938
Cell:      +49 172 749 18 91
Fax:       +49 621 60-92693
michael.grabicki@basf.com


US media contact:
Rand Pearsall
Phone:     +1 973 245 6820
Cell:      +1 973 626 1786
Fax:       +1 973 245 6714
rand.pearsall@basf.com


Analysts/Investors contact:
Magdalena Moll
Phone:     +49 621 60-48002
Fax:       +49 621 60-22500
magdalena.moll@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone: +49 621 60-20710
Fax:     +49 621 60-92693
presse.kontakt@basf.com


BASF extends and increases all-cash tender offer to $38 per share >> BASF proposes nominees for a majority of the Engelhard Board of Directors

Ludwigshafen, Germany, May 1, 2006 - BASF Aktiengesellschaft (Frankfurt: BAS,
NYSE: BF [ADR], LSE: BFA, SWX: AN) today announced that, through its wholly owned subsidiary, Iron Acquisition Corporation, it has extended the expiration date of its tender offer with the Securities and Exchange Commission (SEC) to 5:00 p.m., New York City time, on June 5, 2006. BASF has also increased the cash price being offered to shareholders in BASF's tender offer for 100 percent of Engelhard's outstanding shares to $38 per share. The tender offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Friday, April 28, 2006.

"BASF believes that its offer for all of Engelhard's shares provides greater value and more certainty to Engelhard's shareholders than what may be achievable through the Engelhard leveraged recapitalization and 20 percent share buyback," said Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. "Our offer allows Engelhard's shareholders to maximize value today and without risk, instead of waiting and hoping for a highly leveraged Engelhard to deliver on its promises."

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"Merging Engelhard's business with BASF will create a leading global player in the catalyst and pigments business. Building on the expertise of Engelhard's employees, we will be able to offer new and superior solutions to our customers and develop new markets worldwide," added Hambrecht.

BASF intends to nominate a total of five directors for election to Engelhard's Board of Directors at Engelhard's upcoming Annual Meeting on June 2, 2006, in response to Engelhard's announced plan to expand the Engelhard Board by three members to a total of nine members effective at the Annual Meeting. Two out of these five proposed nominees would replace two of Engelhard's existing Board members whose terms expire at the Annual Meeting. The other three nominees would fill the vacancies created by the expansion of the Board. If elected, the BASF nominees would constitute a majority of the nine-member Board and have the power, subject to exercise of their fiduciary duties, to facilitate the BASF tender offer and terminate Engelhard's proposed leveraged recapitalization and 20 percent share buyback.

BASF has previously nominated Julian A. Brodsky and John C. Linehan to serve on the Engelhard Board of Directors. BASF's three new nominees are Arthur M. de Graffenried III, William T. Vinson and Stanford S. Warshawsky. "Each of the BASF nominees is highly qualified to serve on the Engelhard Board and will act in accordance with their fiduciary duties to maximize value for the Engelhard shareholders. Clearly, we believe that this will lead them to facilitate the BASF offer and terminate Engelhard's proposed leveraged recapitalization and 20 percent share buyback. When the Engelhard shareholders elect our nominees, they will have spoken in favor of that result," said Dr. Hambrecht. "If Engelhard's shareholders don't vote in favor of our nominees, we will allow our tender offer to expire on June 5 and turn our attention to other opportunities," added Hambrecht.

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Page 3                                                                 P 237/06e

BASF has been informed by The Bank of New York, the Depositary for the offer, that, as of 5:00 p.m., New York City time, on April 28, 2006, a total of 654,238 shares of Engelhard common stock had been tendered into the offer and not withdrawn. As a consequence of the extension of the expiration date, holders of Engelhard common stock may tender their shares until 5:00 p.m., New York City time, on June 5, 2006, unless the offer is further extended.

BASF reserves the right to conduct a consent solicitation to expand the size of Engelhard's Board to twelve and elect six BASF nominees to the resulting vacancies if BASF determines that it would be advisable to do so to ensure that Engelhard shareholders have the unfettered opportunity to choose between BASF's all-cash offer and Engelhard's leveraged recapitalization and 20 percent share buyback on a timely basis.

Nominee Biographies
-------------------

Julian A. Brodsky
-----------------

Mr. Brodsky is a founder and, since 2004, has served as non-executive Vice Chairman of Comcast Corporation (NYSE: CMCSA), a leading provider of cable, entertainment and communications products and services in the United States. Prior to that he served as Comcast's Executive Vice President, Senior Vice President, Chief Financial Officer and Vice Chairman. From 1999 to 2004, he also served as Chairman of Comcast Interactive Capital, an in-house venture fund. Currently, Mr. Brodsky serves as a Director of the RBB Fund Inc., a mutual fund, and as a member of the Board of Directors of Amdocs Limited (NYSE: DOX), a technology company. Mr. Brodsky is a certified public accountant and a graduate of the Wharton School of Finance and Commerce of the University of Pennsylvania.

John C. Linehan
---------------

Mr. Linehan is currently a member of the Board of Directors of Pacific Energy Partners, L.P. (NYSE: PPX), a company engaged principally in the business of gathering, transporting, storing, and distributing crude oil, refined products and related products in California and the Rocky Mountain region. In 2001 and 2002, Mr. Linehan served as Chairman and CEO of Texaco Refining & Marketing
(East) Inc. and, before that, as Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation (NYSE: KMG), a global energy company based in Oklahoma City and a leader in oil and natural gas exploration and production, from which he retired in 1999. Mr. Linehan has also served as Chairman of the Finance Committee of the American Petroleum Institute and as a member of the Board of Directors of Tom Brown, Inc. (NYSE: TBI) until its acquisition by EnCana Corporation in 2004. Mr. Linehan is a member of both the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.

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Page 4                                                                 P 237/06e

Mr. Arthur M. de Graffenried III
--------------------------------

Mr. de Graffenried has over thirty years general management experience in the financial services industry, derived from his service as an international executive with Citigroup. Mr. de Graffenried retired in 2004 as a Managing Director at Citigroup, where he worked in both the Company's New York and London offices. During his tenure at Citigroup he held a variety of executive management positions including Chief Executive Officer of Saudi American Bank, Country Corporate Officer in Japan, Chairman of Citicorp's Debt Restructuring Committee, and member of Citicorp's Operating Committee. Mr. de Graffenried is on the board of several non-profit organizations including American Near East Refugee Aid, the Roundabout Theater Company, and Boys Hope Girls Hope. Mr. de Graffenried received his A.B. in Political Science, his Juris Doctorate from St. Louis University and his Masters in Public and International Affairs from the University of Pittsburgh.

Mr. William T. Vinson
---------------------

Mr. Vinson has over twenty years experience as a corporate attorney for Lockheed Martin. Mr. Vinson served as Vice President and Chief Counsel at Lockheed Martin Corporation from 1995 until his retirement in 1998. He was also Vice President-Secretary and Assistant General Counsel of Lockheed Corporation from 1990-1992. Before joining Lockheed, Mr. Vinson worked as a trial attorney for Phillips Petroleum Company, and prior to that was a member of the Air Force Judge Advocate General Corps. Mr. Vinson is currently Chairman of the Board of Directors of Siemens Government Services, Inc. and Chairman of the Board of Westminster Free Clinic. Mr. Vinson received his undergraduate degree from the United States Air Force Academy and his Doctorate of Jurisprudence from the U.C.L.A. School of Law.

Mr. Stanford S. Warshawsky
--------------------------

Mr. Warshawsky has over twenty years experience in the investment advisory field. Since 2003, Mr. Warshawsky has served as Chairman of Bismarck Capital, LLC, an investment banking firm. Prior to this, Mr. Warshawsky was a Director from 1977-2003, and Co-President from 1994-2003, of Arnhold and S. Bleichroeder Holdings, Inc. From 1994-2003, Mr. Warshawsky was Chairman of the Board of Directors of First Eagle Funds, a registered investment company. Mr. Warshawsky is currently Vice-Chairman of the Arthur F. Burns Fellowship Program, which fosters greater understanding of U.S./German relations among future leaders of the news media, and serves as a member of the Board of Directors of the American Council on Germany and of the German-American Chamber of Commerce. He previously served as Chairman of the Board of Directors at Arnhold and S. Bleichroeder U.K., Ltd, and as a member of the Boards of Enzo Biochem, Inc., General Ceramics, Inc., and Leybold Inficon, Inc. Mr. Warshawsky served two terms on the Nominating Committee of the New York Stock Exchange and as Chairman of the Nominating Committee in 1999. He also served as an Exchange Official for the American Stock Exchange. Mr. Warshawsky received a Bachelor of Business Administration from the University of Michigan and a Juris Doctorate from the University of Virginia School of Law. Mr. Warshawsky is a member of the New York State and the Virginia State Bar Associations.

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Page 5                                                                 P 237/06e

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent system solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2005, BASF had approximately 81,000 employees and posted sales of more than (euro)42.7 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in this press release and in the revised preliminary proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the "SEC"), and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. On February 27, 2006, BASF filed a revised preliminary proxy statement on Schedule 14A with the SEC in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the revised preliminary proxy statement and the definitive proxy statement when it is available, because they contain important information. Engelhard stockholders may obtain copies of the revised preliminary proxy statement and related materials for free at the SEC's website at www.sec.gov.

The identity of people who, in addition to BASF and its nominees for election to the Engelhard Board of Directors described in this press release, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders under SEC rules and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, are contained in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006. None of Mr. de Graffenried, Mr. Vinson or Mr. Warshawsky has any direct or indirect interests in the solicitation other than interests of a substantially similar nature to those described in the revised preliminary proxy statement on Schedule 14A that BASF filed with the SEC on February 27, 2006 with respect to the Nominees (as defined therein).

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Page 6                                                                 P 237/06e

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BASF Aktiengesellschaft


May 2, 2006                        By: /s/ Elisabeth Schick
                                   ------------------------------------
                                   Name: Elisabeth Schick
                                   Title: Director Site Communications
                                   Ludwigshafen and Europe


                                   By: /s/ Christian Schubert
                                   ------------------------------------
                                   Name: Christian Schubert
                                   Title: Director Corporate Communications
                                   BASF Group